AMENDMENT

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 19 2010
DIVISION OF MARKET REGULATION



10032252

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Expires:	February 28, 2010
Estimated average burden hours per response...	...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8 - 35379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR TUE PERIOD BEGINNING 01/01/2009 (MM/DD/Y) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HANKERSON FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 N. 44th Street, Suite 200
(No. and Street)

PHOENIX, AZ 85018
(City) (State) (Zip Code)

NAME AND TELPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. WILLIAM HANKERSON (602)-840-0880
(Area Code --telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name - if individual, dale last, firs!, middle name)

8800 E. RAINTREE DR., SUITE 210, SCOTTSDALE, AZ 85260
(Address) (City) (S(ate) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption front the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by ct statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(c)(2)

DD 3/28/14

OATH OR AFFIRMATION

I, WILLIAM HANKERSON swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HANKERSON FINANCIAL, INC., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Wm. Hankerson
Signature

President
Title

Notary Public



TODD JASON
Notary Public - Arizona
Maricopa County
My Comm. Expires Sep 5, 2011

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital_
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3- I and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this, filing, see section 240.17u-5((,)(3).

- ☐ (o) REPORT OF INDEPENENT AUDITORS' ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a -5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

HANKERSON FINANCIAL, INC.

RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009

Net capital per the broker's unaudited FOCUS report, Part IIA and net capital as audited	$ 858,930

No adjustments were proposed to net capital per the broker's unaudited FOCUS report, Part IIA as a result of our audit.

SECURI[illegible]  [illegible]SION

10032254

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimates average burden	
Hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 48461

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CORINTHIAN PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 EAST 53RD STREET, 28TH FLOOR
(No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Calabrese (212) 287-1559
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OP 3/22/14

OATH OR AFFIRMATION

I, Richard Calabrese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORINTHIAN PARTNERS, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Sworn to before me this 31st day of Dec 2009

Notary Public

DEVON P. WILLIAMS
Notary Public, State of New York
No. 01WI6181439
Qualified in Kings County
Commission Expires 01/28/2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

CORINTHIAN PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2009

CORINTHIAN PARTNERS, LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2009

CORINTHIAN PARTNERS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTENTS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Corinthian Partners, LLC:

We have audited the accompanying statement of financial condition of Corinthian Partners, LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corinthian Partners, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fulvio & Associates, LLP

New York, New York
February 12, 2010

CORINTHIAN PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 42,796
Due from clearing firm	193,217
Securities owned, at fair value	91,300
Commissions receivable	11,914
Employee advances	39,750
Prepaid expenses	13,684
Security deposit	35,456
Property, plant and equipment (net of accumulated depreciation of $278,402)	-
Due from related party	29,762
TOTAL ASSETS	$ 457,879

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 68,877
Security deposit payable	5,000
Total Liabilities	73,877
Member's Equity:	
Total Member's Equity	384,002
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 457,879

The accompanying notes are an integral part of these financial statements.

CORINTHIAN PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE:	
Commissions	$ 824,718
Management fees	214,958
Investment banking	88,066
Third party marketing fees	18,315
Net trading losses	(10,454)
Interest and other income	704
TOTAL REVENUE	1,136,307
EXPENSES:	
Commissions expense	761,824
Net rent expense	169,471
Employee compensation and benefits	111,010
Market data services, clearing, regulatory and filing fees	102,589
Payroll fees and taxes	56,620
Office expense	34,671
Professional fees	21,630
Auto and equipment leases	19,446
Travel expenses	10,028
Other expenses	7,322
TOTAL EXPENSES	1,294,611
NET LOSS	$ (158,304)

The accompanying notes are an integral part of these financial statements.

CORINTHIAN PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Member's Equity, December 31, 2008	$ 542,306
Net Loss	(158,304)
Member's Equity, December 31, 2009	$ 384,002

The accompanying notes are an integral part of these financial statements.

CORINTHIAN PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:		
Net loss		$ (158,304)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase)/decrease in operating assets:		
Due from clearing firm	$ 128,155	
Securities owned, at fair value	9,190	
Commissions receivable	9,186	
Prepaid expenses	48,201	
Security deposit	(35,456)	
Due from related party	(29,762)	
Increase/(decrease) in operating liabilities:		
Accounts payable and accrued expenses	1,999	
Security deposit payable	5,000	
Total adjustments		136,513
Net cash used in operating activities		(21,791)
NET CHANGE IN CASH		(21,791)
Cash and cash equivalents at December 31, 2008		64,587
Cash and cash equivalents at December 31, 2009		$ 42,796

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Corinthian Partners, LLC, (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly-owned by Corinthian Holdings, LLC. The Company executes principal and agency transactions in listed and over-the-counter securities, and provides investment banking services.

The Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with customer securities and therefore claims exemption from the requirements of SEC Rule 15c3-3 under section (k)(2)(ii).

The Company records securities transactions, including gains and losses for securities trading and commission revenue and expense, on a trade-date basis. Other fees are recorded as the related services are earned.

Cash and cash equivalents consists of cash and all highly liquid investments with an original maturity of three months or less.

The Company computes depreciation and amortization on the straight line method based on the estimated useful life of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2009, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with another broker.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital of $272,391, which was $172,391 in excess of its required net capital of $100,000.

NOTE 4. COMMITMENTS

In 2008, the Company executed a sub-lease agreement for office space that expires on December 31, 2012. The Company also executed a sub-sub-lease agreement with a tenant of theirs, which also expires on December 31, 2012, which earns sub-lease income on a portion of the space.

Following is a summary of future minimum lease payments on these items:

Year ended December 31,	Sub-Lease	Tenant Sub-Sub-Lease	Net Commitment
2010	212,707	(32,400)	180,307
2011	226,655	(34,800)	191,855
2012	226,655	(36,000)	190,655
Total	$ 666,017	$ (103,200)	$ 562,817

NOTE 5. INCOME TAXES

The Company is a sole member limited liability company and therefore earnings or losses are allocated to the member for inclusion in its separate income tax return.

NOTE 6. FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

NOTE 6. FAIR VALUE MEASUREMENTS (continued)

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The securities owned at December 31, 2009 consisted of two equity securities, one priced using a Level 1 input and valued at $91,300, and one using a Level 2 input valued at $-0-.

NOTE 7. RELATED PARTY

In 2009, the Company entered into an operating agreement with its affiliate, Corinthian Partners Asset Management, LLC ("CPAM"), whereby the Company provides the day to day operations of and collects the commissions for CPAM, and in return, CPAM reimburses the company for specified expenses. At December 31, 2009 the Company was owed $29,762 from CPAM as shown on the statement of financial condition.

SUPPLEMENTARY INFORMATION

CORINTHIAN PARTNERS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2009

Credits:	
Member's equity	$ 384,002
Debits:	
Nonallowable assets and other deductions	88,652
Net capital before haircuts on securities	295,350
Haircuts on securities	22,959
Net capital	$ 272,391
Minimum net capital (The greater of $100,000 or 6.67% of aggregate indebtedness)	100,000
Excess net capital	$ 172,391
Aggregate indebtedness	$ 73,877
Ratio of aggregate indebtedness to net capital	0.27 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing.

CORINTHIAN PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2009

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORTS OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSIONS RULE 17a-5

To the Member of
Corinthian Partners, LLC:

In planning and performing our audit of the financial statements and supplementary information of Corinthian Partners, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



New York, New York
February 12, 2010

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SECURITY AND EXCHANGE COMMISION RULE 17a-5

To the Member of
Corinthian Partners, LLC:

In accordance with rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments and payments of Corinthian Partners, LLC. from January 1, 2009 to December 31, 2009. Our procedures were solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follow:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the unaudited Form X-17a-5 for the period April 1, 2009 to December 31, 2009, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustment; and
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above. In connection with procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Corinthian Partners, LLC taken as a whole.



New York, New York
February 12, 2010

CORINTHIAN PARTNERS, LLC
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS
FROM JANUARY 1, 2009 TO DECEMBER 31, 2009

	Date Paid	Payments	Annual Assesment per Report
SIPC - 4 General Assessment	January 9, 2009	$ 150	$ 150
SIPC - 6 General Assessment	August 3, 2009	440	440
SIPC – 7T General Assessment Reconciliation – nine months ended December 31, 2009	January 19, 2010	1,685	1,685
Total		$ 2,275	$ 2,275